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PRESS RELEASE
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For further information call:
(CEO) Mark Bristow on +44 779 775 2288
(CFO) Roger Williams on +44 779 771 9660

RANDGOLD RESOURCES EXPANDS AFRICAN FOOTPRINT AS IT POSTS ANOTHER STRONG QUARTER

London, 12 November 2003 - Randgold Resources said today it was close to a development decision on its Loulo gold project in Mali and was continuing to expand and entrench its presence in the major gold belts of Africa.

At the same time, the London and Nasdaq listed gold miner reported a net profit of US$13.7 million for the September quarter (US$47.3 million for the year to date). The sustained profit stream was reflected in the further strengthening of the balance sheet, where shareholders' equity again improved and cash or cash equivalents grew to US$108 million.

Production at its Morila joint venture in Mali dropped to just under 200 000 ounces for the quarter, partly because the higher-grade areas in the pit were inaccessible due to heavy rain. The Company said, however, that production for the full year was still in line with its forecast of 800 000+ ounces, but that costs were likely to be marginally higher than expected because of the impact on transport expenses of the unrest in the neighbouring Côte d'Ivoire. In the meantime, the capital expansion programme designed to partially offset the forecast grade drop-off by increasing production is on track for commissioning by the year-end.

Elsewhere in Mali, work is continuing on the final process and infrastructure design for the Loulo project, synergies which could optimise start-up and operating costs are being reviewed, and discussions with the government about fiscal and regional infrastructure issues are making progress. The Randgold Resources board is due to make a final decision about the development of a mine at Loulo at the year-end board meeting.

The acquisition of new ground in Mali, Senegal, Tanzania and Burkina Faso has expanded the Company's African footprint, and its portfolio of targets and projects now covers more than 8 000 km2. Within this portfolio, aggressive programmes designed to discover new ounces and convert existing resources into reserves will kick off at the end of the rainy season.

An exploration programme to expand the reserve base and generate new targets is planned for the Loulo project. The Company's presence in the Loulo region has been extended through an agreement with the artisanal cooperative at Sitakili, an area previously untested by modern geological methods.

In the Morila region, exploration work continues to search for new mineralised systems within the mine lease area as well as the Company's 2 500 km2 holding around the lease. On the lease, two significant mineralisation zones have been highlighted, and around the lease, target delineation is in progress at Ntiola and 12 other prospects within a 25 km radius of the mine.

In Senegal, the Company is seeking to expand its current holding of more than 1 200 km2 within three permits on the Sabodala Belt. Meanwhile, encouraging results are being returned from the Tomboronkoto permit.

The Company has now secured eight prospecting licences in the Lake Victoria Goldfields of Tanzania. Four of them are in an area covered by its collaborative venture with the government. A further seven are pending.

Chief executive Dr Mark Bristow said that while the Ashanti board's decision not to accept Randgold Resources' merger proposal had been disappointing, Randgold Resources had a wide range of other attractive growth opportunities, organic as well as external, on which it was now focusing.

"The absorption of Ashanti by AngloGold will leave Randgold Resources as the only gold miner with a big footprint across Africa which is independent of the major producers. We intend to leverage this position - which is bolstered by our strong cash flows, robust balance sheet, FTSE 250 ranking, access to global capital markets and successful track record in Africa - in order to capitalise fully on these opportunities," he said.

Bristow noted that a number of due diligence reviews of new exploration and mining opportunities were already in progress.

Issued on behalf of Randgold Resources Limited by du Plessis Associates
dPA contact Kathy du Plessis - Tel: +27 11 728 4701,
mobile: +27 (0) 83 266 5847 or e-mail randgoldresources@dpapr.com website: www.randgoldresources.com